The shareholder proposal with this resolved statement was timely submitted to Sprint for inclusion in its 2018 annual meeting proxy.
Proposal [4] – Special Shareholder Meeting Improvement
Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board’s current power to call a special meeting.

However this proposal is missing from the 2018 proxy. Sprint did not submit a no action request which is mandatory to omit a shareholder proposal.
Sprint still has time to issue a revised proxy to include this proposal.

When notified of this oversight or intentional omission, Sprint seemed to have a consciousness of guilt by raising an irrelevant issued in an to attempt to defend itself.

The 2018 Sprint proxy said:
We value the views of our stakeholders.
Any stakeholder who wishes to communicate with our board or any director may send an email to:
boardinquiries@sprint.com

The Sprint Nominating Committee is responsible for this issue and it is chaired by Sara Martinez Tucker.
Shareholders are asked to vote in favor of the above proposal if they have an opportunity to do so in a revised proxy.
John Chevedden
On behalf of Kenneth Steiner
Proponent of the above shareholder proposal.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote for the above proposal (if it is included in a revised 2018 annual meeting proxy) by following the instructions provided in the management proxy mailing.